

2022

FIRST QUARTER RESULTS

CEMEX LATAM HOLDINGS

- **Stock Listing Information**
  Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange)
  Ticker: CLH

- **Investor Relations**
  Pablo Gutiérrez
  +57 (1) 603-9051
  E-mail: pabloantonio.gutierrez@cemex.com

The information contained in this report includes forward-looking statements. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to CEMEX Latam Holdings, S.A.'s ("CLH") plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as "will", "may," "assume," "might," "should," "could," "continue," "would," "can," "consider," "anticipate," "estimate," "expect," "envision," "plan," "believe," "foresee," "predict," "potential" "target," "strategy,", "intend", and similar terms. Although CLH believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, CLH's current expectations and projections about future events based on CLH's knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plans based on such facts and circumstances unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated by in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CLH's most recent annual report and those detailed from time to time in CLH's filings with the Colombian Securities Exchange, which are incorporated by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants ("COVID-19"), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; CLH's and its subsidiaries (together, the "CLH Group") exposure to other sectors that impact the CLH Group's business, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which the CLH Group offers its products and services; general political, social, economic, health and business conditions in the markets in which the CLH Group operates or that affect its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, labor, antitrust and acquisition-related rules and regulations; the CLH Group's ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. ("CEMEX"), the ultimate parent company of the major shareholder of CLH, to satisfy CEMEX's obligations under its material debt agreements, the indentures that govern CEMEX's notes and CEMEX's other debt instruments; the CLH Group's and CEMEX's ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CLH Group in connection with market cycles; the impact of CEMEX's below investment grade debt rating on the CLH Group's and CEMEX's cost of capital; loss of reputation of the CLH Group's brands; the CLH Group's and CEMEX's ability to consummate asset sales and fully integrate newly acquired businesses; the CLH Group's ability to achieve cost-savings with its cost-reduction initiatives and implement the CLH Group's pricing initiatives for its products; the increasing reliance on information technology infrastructure for the CLH Group's operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for the CLH Group's products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or that otherwise could have an impact on the CLH Group. Any or all of CLH's forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CLH is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Colombian Securities Exchange. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CLH Group's prices for the CLH Group's products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Consolidated cement volume[1]	1,433	1,333	8%		1,433	1,333	8%	
Consolidated domestic gray cement volume[1]	1,229	1,178	4%		1,229	1,178	4%	
Consolidated ready-mix volume[1]	472	427	10%		472	427	10%	
Consolidated aggregates volume[1]	1,051	918	14%		1,051	918	14%	
Net sales[1]	209	191	9%	13%	209	191	9%	13%
Gross profit[1]	72	74	(3%)	0%	72	74	(3%)	0%
as % of net sales	34.4%	38.6%	(4.2pp)		34.4%	38.6%	(4.2pp)	
Operating earnings (loss) before other expenses, net[1]	18	23	(21%)	(19%)	18	23	(21%)	(19%)
as % of net sales	8.6%	11.9%	(3.3pp)		8.6%	11.9%	(3.3pp)	
Controlling interest net income (loss)	16	4	320%		16	4	320%	
Operating EBITDA[1]	36	41	(12%)	(10%)	36	41	(12%)	(10%)
as % of net sales	17.4%	21.6%	(4.2pp)		17.4%	21.6%	(4.2pp)	
Free cash flow after maintenance capital expenditures	-10	27	n/a		-10	27	n/a	
Free cash flow	-15	26	n/a		-15	26	n/a	
Net debt[1]	603	619	(2%)		603	619	(2%)	
Total debt[1]	620	637	(3%)		620	637	(3%)	
Earnings (loss) of continued operations per share	0.01	(0.00)	n/a		0.01	(0.00)	n/a	
Shares outstanding at end of period	560	559	0%		560	559	0%	
Employees	4,277	4,004	7%		4,277	4,004	7%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.
1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Consolidated net sales Consolidated net sales during the first quarter of 2022 increased by 13% on a like-to-like basis adjusting for foreign exchange fluctuations, compared with those of the first quarter of 2021. Higher consolidated volumes and cement prices were the main drivers of the improvement.

Cost of sales as a percentage of net sales increased by 4.2pp, from 61.4% in 1Q21 to 65.6% in 1Q22. The increase was primarily due to higher variable costs, mainly in kiln fuel.

Operating expenses as a percentage of net sales declined by 1.0pp during the quarter, from 26.8% in 1Q21 to 25.8% in 1Q22.

Operating EBITDA during the first quarter of 2022 declined by 10% on a like-to-like basis, compared with that of the first quarter of 2021. The decline was mainly due to higher operating costs, despite higher sales.

Operating EBITDA margin during the first quarter of 2022 decreased by 4.2pp compared with that of the first quarter of 2021. The positive effect from higher volumes and prices was offset by higher variable costs.

Controlling interest net income during the first quarter was US$16 million, compared with US$4 million during the same quarter of 2021. The improvement was mainly due to a positive effect in Other Income and Expenses, net, and in Discontinued operations.

Colombia

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	113	110	3%	9%	113	110	3%	9%
Operating EBITDA	17	22	(23%)	(19%)	17	22	(23%)	(19%)
Operating EBITDA margin	15.0%	19.9%	(4.9pp)		15.0%	19.9%	(4.9pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	4%	4%	14%	14%	16%	16%
Price (USD)	(4%)	(4%)	(5%)	(5%)	(6%)	(6%)
Price (local currency)	1%	1%	1%	1%	0%	0%

Year-over-year percentage variation.

In Colombia, our domestic gray cement, ready-mix and aggregates volumes increased by 4%, 14% and 16%, respectively, during the quarter. Regarding pricing, our cement prices improved by 5% and 1% on a sequential and year-over-year basis, respectively, in local currency terms. The 5% increase in cement pricing on a sequential basis was driven by our price increase executed in December.

In April we executed an additional cement price increase in the distribution segment, of approximately 10%, as part of our efforts to close the gap with the sharp input-cost inflation.

In the ready-mix business, our volume growth during the quarter was supported by increased market demand in the formal sector, and our recent investments to increase the ready-mix footprint mainly in the metro areas of Bogota and Cali.

Panama

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	36	29	25%	25%	36	29	25%	25%
Operating EBITDA	8	9	(7%)	(7%)	8	9	(7%)	(7%)
Operating EBITDA margin	21.7%	29.4%	(7.7pp)		21.7%	29.4%	(7.7pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	5%	5%	15%	15%	20%	20%
Price (USD)	(6%)	(6%)	(7%)	(7%)	9%	9%
Price (local currency)	(6%)	(6%)	(7%)	(7%)	9%	9%

Year-over-year percentage variation.

In Panama, our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 15% and 20%, respectively, during the quarter. Volume growth in our cement and ready-mix was businesses was driven primarily by increased activity in the infrastructure sector, mainly in the 3rd line of the Metro. Despite the improvement, industry volumes are still below pre pandemic levels.

During the quarter, our cement plant exported more than 80 thousand tons of cement and clinker to nearby markets with supply shortages. Please note that our sales of domestic clinker and exports are not included in the table above which refers to volume and price variations of "Domestic gray cement".

Rest of CLH

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	63	59	6%	7%	63	59	6%	7%
Operating EBITDA	22	20	7%	8%	22	20	7%	8%
Operating EBITDA margin	34.3%	34.1%	0.2pp		34.3%	34.1%	0.2pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	5%	5%	(34%)	(34%)	(32%)	(32%)
Price (USD)	5%	5%	(15%)	(15%)	(32%)	(32%)
Price (local currency)	6%	6%	(15%)	(15%)	(31%)	(31%)

Year-over-year percentage variation.

In Guatemala, cement volumes improved during the quarter on a year-over-year basis, mainly driven by increased activity in the self-construction sector and a recovery in the formal sector.

In Nicaragua, cement volumes improved during the quarter mainly driven by increased activity in the infrastructure sector.

Cement consumption in Guatemala and Nicaragua was supported by remittances.

Operating EBITDA and free cash flow

	January - March			First Quarter		
	2022	2021	% var	2022	2021	% var
Operating earnings before other expenses, net	**18**	**23**	**(21%)**	**18**	**23**	**(21%)**
+ Depreciation and operating amortization	18	19		18	19	
Operating EBITDA	**36**	**41**	**(12%)**	**36**	**41**	**(12%)**
- Net financial expense	11	11		11	11	
- Capital expenditures for maintenance	6	3		6	3	
- Change in working Capital	9	(6)		9	(6)	
- Taxes paid	8	7		8	7	
- Other cash items (Net)	0	1		0	1	
- Free cash flow discontinued operations	12	(3)		12	(3)	
Free cash flow after maintenance capital exp	**(10)**	**27**	**n/a**	**(10)**	**27**	**n/a**
- Strategic capital expenditures	5	1		5	1	
Free Cash Flow	**(15)**	**26**	**n/a**	**(15)**	**26**	**n/a**

In millions of US dollars, except percentages.

Free cash flow was negative US$15 million during 1Q22. The decline on a year-over-year basis was mainly due to working capital investment, particularly higher inventories, a negative effect in Free Cash Flow discontinued operations, and lower EBITDA.

Information on Debt

	First Quarter			Fourth Quarter
	2022	2021	% var	2021
Total debt [1,2]	**620**	**637**		**600**
Short term	84%	1%		11%
Long term	16%	99%		89%
Cash and cash equivalents	16	18	(12%)	14
Net debt	**603**	**619**	**(2%)**	**587**

	First Quarter	
	2022	2021
Currency denomination		
U.S. dollar	86%	87%
Colombian peso	14%	13%
Interest rate		
Fixed	79%	78%
Variable	21%	22%

In millions of US dollars, except percentages.

1. Includes leases, in accordance with International Financial Reporting Standards (IFRS).
2. Represents the consolidated balances of CLH and subsidiaries.

We are currently working on the extension or refinancing of the loans which are classified as short-term debt.

Guidance Full Year 2022[2]

	Year 2022 vs. 2021		
	Colombia	Panama	CLH[1]
Cement volume	Low-single digit increase	Low to mid-single digit increase	Low-single digit increase
Ready-mix volume	Low-teens increase	At least 25% increase	Low-teens increase

	Year 2022
Total CAPEX	$95
Maintenance	$35
Strategic	$60
Cash taxes	$80

In millions of US dollars, except percentages.

1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

[2] **Reflects current expectations**

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	208,530	191,061	9%	13%	208,530	191,061	9%	13%
Cost of sales	(136,773)	(117,218)	(17%)		(136,773)	(117,218)	(17%)	
Gross profit	**71,757**	**73,843**	**(3%)**	**0%**	**71,757**	**73,843**	**(3%)**	**0%**
Operating expenses	(53,868)	(51,155)	(5%)		(53,868)	(51,155)	(5%)	
Operating earnings (loss) before other expenses, net	**17,889**	**22,688**	**(21%)**	**(18%)**	**17,889**	**22,688**	**(21%)**	**(18%)**
Other expenses, net	69	(940)	n/a		69	(940)	n/a	
Operating earnings (loss)	**17,958**	**21,748**	**(17%)**		**17,958**	**21,748**	**(17%)**	
Financial expenses	(10,589)	(10,834)	2%		(10,589)	(10,834)	2%	
Other income (expenses), net	5,482	(7,567)	n/a		5,482	(7,567)	n/a	
Net income (loss) before income taxes	**12,851**	**3,347**	**284%**		**12,851**	**3,347**	**284%**	
Income tax	(8,090)	(5,652)	(43%)		(8,090)	(5,652)	(43%)	
Profit (loss) of continuing operations	**4,761**	**(2,305)**	**n/a**		**4,761**	**(2,305)**	**n/a**	
Discontinued operations	11,308	6,090	86%		11,308	6,090	86%	
Consolidated net income (loss)	**16,069**	**3,785**	**324%**		**16,069**	**3,785**	**324%**	
Non-controlling interest net loss	(11)	37	n/a		(11)	37	n/a	
Controlling Interest Net Income (loss)	**16,058**	**3,822**	**320%**		**16,058**	**3,822**	**320%**	
Operating EBITDA	**36,337**	**41,241**	**(12%)**	**(10%)**	**36,337**	**41,241**	**(12%)**	**(10%)**
Earnings (loss) of continued operations per share	**0.01**	**(0.00)**	**n/a**		**0.01**	**(0.00)**	**n/a**	
Earnings (loss) of discontinued operations per share	**0.02**	**0.01**	**85%**		**0.02**	**0.01**	**85%**	

BALANCE SHEET	as of March 31		
	2022	2021	% var
Total Assets	**2,435,658**	**2,584,700**	**(6%)**
Cash and Temporary Investments	16,189	18,428	(12%)
Trade Accounts Receivables	51,345	61,573	(17%)
Other Receivables	31,965	44,975	(29%)
Inventories	81,487	68,312	19%
Assets Held for Sale	333,018	0	n/a
Other Current Assets	9,366	16,116	(42%)
Current Assets	**523,370**	**209,404**	**150%**
Fixed Assets	924,196	984,301	(6%)
Other Assets	988,092	1,390,995	(29%)
Total Liabilities	**1,156,423**	**1,250,663**	**(8%)**
Liabilities directly related to assets held for sale	40,397	0	n/a
Other Current Liabilities	735,118	236,476	211%
Current Liabilities	**775,515**	**236,476**	**228%**
Long-Term Liabilities	331,080	959,821	(66%)
Other Liabilities	49,828	54,366	(8%)
Consolidated Stockholders' Equity	**1,279,235**	**1,334,037**	**(4%)**
Non-controlling Interest	5,702	5,625	1%
Stockholders' Equity Attributable to Controlling Interest	1,273,533	1,328,412	(4%)

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - March			First Quarter		
INCOME STATEMENT	2022	2021	% var	2022	2021	% var
Net sales	809,193	695,509	16%	809,193	695,509	16%
Cost of sales	(530,743)	(426,701)	(24%)	(530,743)	(426,701)	(24%)
Gross profit	**278,450**	**268,808**	**4%**	**278,450**	**268,808**	**4%**
Operating expenses	(209,032)	(186,219)	(12%)	(209,032)	(186,219)	(12%)
Operating earnings (loss) before other expenses, net	**69,418**	**82,589**	**(16%)**	**69,418**	**82,589**	**(16%)**
Other expenses, net	267	(3,419)	n/a	267	(3,419)	n/a
Operating earnings (loss)	**69,685**	**79,170**	**(12%)**	**69,685**	**79,170**	**(12%)**
Financial expenses	(41,090)	(39,439)	(4%)	(41,090)	(39,439)	(4%)
Other income (expenses), net	21,273	(27,549)	n/a	21,273	(27,549)	n/a
Net income (loss) before income taxes	**49,868**	**12,182**	**309%**	**49,868**	**12,182**	**309%**
Income tax	(31,394)	(20,573)	(53%)	(31,394)	(20,573)	(53%)
Profit (loss) of continuing operations	18,474	(8,391)	n/a	18,474	(8,391)	n/a
Discontinued operations	43,881	22,171	98%	43,881	22,171	98%
Consolidated net income (loss)	**62,355**	**13,780**	**353%**	**62,355**	**13,780**	**353%**
Non-controlling interest net loss	(41)	135	n/a	(41)	135	n/a
Controlling Interest Net Income (loss)	**62,314**	**13,915**	**348%**	**62,314**	**13,915**	**348%**
Operating EBITDA	**141,004**	**150,129**	**(6%)**	**141,004**	**150,129**	**(6%)**
Earnings (loss) of continued operations per share	**33**	**(15)**	**n/a**	**33**	**(15)**	**n/a**
Earnings (loss) of discontinued operations per share	**78**	**40**	**98%**	**78**	**40**	**98%**

	as of March 31		
BALANCE SHEET	2022	2021	% var
Total Assets	**9,129,212**	**9,658,792**	**(5%)**
Cash and Temporary Investments	60,679	68,864	(12%)
Trade Accounts Receivables	192,447	230,094	(16%)
Other Receivables	119,811	168,066	(29%)
Inventories	305,427	255,275	20%
Assets Held for Sale	1,248,203	0	n/a
Other Current Assets	35,103	60,224	(42%)
Current Assets	**1,961,670**	**782,523**	**151%**
Fixed Assets	3,464,027	3,678,245	(6%)
Other Assets	3,703,515	5,198,024	(29%)
Total Liabilities	**4,334,448**	**4,673,617**	**(7%)**
Liabilities directly related to assets held for sale	151,414	0	n/a
Other Current Liabilities	2,755,332	883,688	212%
Current Liabilities	**2,906,746**	**883,688**	**229%**
Long-Term Liabilities	1,240,936	3,586,764	(65%)
Other Liabilities	186,766	203,165	(8%)
Consolidated Stockholders' Equity	**4,794,764**	**4,985,175**	**(4%)**
Non-controlling Interest	21,369	21,020	2%
Stockholders' Equity Attributable to Controlling Interest	4,773,395	4,964,155	(4%)

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - March				First Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
NET SALES								
Colombia	112,965	109,952	3%	9%	112,965	109,952	3%	9%
Panama	36,330	29,016	25%	25%	36,330	29,016	25%	25%
Rest of CLH	62,775	59,026	6%	7%	62,775	59,026	6%	7%
Others and intercompany eliminations	(3,540)	(6,933)	49%	49%	(3,540)	(6,933)	49%	49%
TOTAL	**208,530**	**191,061**	**9%**	**13%**	**208,530**	**191,061**	**9%**	**13%**
GROSS PROFIT								
Colombia	35,000	40,132	(13%)	(8%)	35,000	40,132	(13%)	(8%)
Panama	10,600	9,088	17%	17%	10,600	9,088	17%	17%
Rest of CLH	27,161	25,299	7%	8%	27,161	25,299	7%	8%
Others and intercompany eliminations	(1,004)	(675)	(49%)	(49%)	(1,004)	(675)	(49%)	(49%)
TOTAL	**71,757**	**73,843**	**(3%)**	**0%**	**71,757**	**73,843**	**(3%)**	**0%**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	10,327	15,122	(32%)	(29%)	10,327	15,122	(32%)	(29%)
Panama	3,623	3,782	(4%)	(4%)	3,623	3,782	(4%)	(4%)
Rest of CLH	19,245	18,478	4%	5%	19,245	18,478	4%	5%
Others and intercompany eliminations	(15,306)	(14,694)	(4%)	(4%)	(15,306)	(14,694)	(4%)	(4%)
TOTAL	**17,889**	**22,688**	**(21%)**	**(19%)**	**17,889**	**22,688**	**(21%)**	**(19%)**
OPERATING EBITDA								
Colombia	16,953	21,886	(23%)	(19%)	16,953	21,886	(23%)	(19%)
Panama	7,878	8,517	(7%)	(7%)	7,878	8,517	(7%)	(7%)
Rest of CLH	21,511	20,116	7%	8%	21,511	20,116	7%	8%
Others and intercompany eliminations	(10,005)	(9,278)	(8%)	(8%)	(10,005)	(9,278)	(8%)	(8%)
TOTAL	**36,337**	**41,241**	**(12%)**	**(10%)**	**36,337**	**41,241**	**(12%)**	**(10%)**
OPERATING EBITDA MARGIN								
Colombia	15.0%	19.9%	(4.9pp)		15.0%	19.9%	(4.9pp)	
Panama	21.7%	29.4%	(7.7pp)		21.7%	29.4%	(7.7pp)	
Rest of CLH	34.3%	34.1%	0.2pp		34.3%	34.1%	0.2pp	
TOTAL	**17.4%**	**21.6%**	**(4.2pp)**		**17.4%**	**21.6%**	**(4.2pp)**	

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - March			First Quarter		
	2022	2021	% var	2022	2021	% var
Total cement volume[1,2]	1,433	1,333	8%	1,433	1,333	8%
Total domestic gray cement volume[2]	1,229	1,178	4%	1,229	1,178	4%
Total ready-mix volume[2]	472	427	10%	472	427	10%
Total aggregates volume[2]	1,051	918	14%	1,051	918	14%

1. Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
2. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Per-country volume summary

	January - March 2022 vs. 2021	First Quarter 2022 vs. 2021	First Quarter 2022 vs. Fourth Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	4%	4%	(3%)
Panama	5%	5%	15%
Rest of CLH	5%	5%	6%
READY-MIX			
Colombia	14%	14%	(0%)
Panama	15%	15%	29%
Rest of CLH	(34%)	(34%)	(29%)
AGGREGATES			
Colombia	16%	16%	(0%)
Panama	20%	20%	19%
Rest of CLH	(32%)	(32%)	(17%)

Price Summary

Variation in U.S. dollars

	January - March 2022 vs. 2021	First Quarter 2022 vs. 2021	First Quarter 2022 vs. Fourth Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	(4%)	(4%)	6%
Panama	(6%)	(6%)	(3%)
Rest of CLH	5%	5%	3%
READY-MIX			
Colombia	(5%)	(5%)	3%
Panama	(7%)	(7%)	1%
Rest of CLH	(15%)	(15%)	(13%)
AGGREGATES			
Colombia	(6%)	(6%)	0%
Panama	9%	9%	9%
Rest of CLH	(32%)	(32%)	(30%)

Variation in local currency

	January - March 2022 vs. 2021	First Quarter 2022 vs. 2021	First Quarter 2022 vs. Fourth Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	1%	1%	5%
Panama	(6%)	(6%)	(3%)
Rest of CLH	6%	6%	3%
READY-MIX			
Colombia	1%	1%	1%
Panama	(7%)	(7%)	1%
Rest of CLH	(15%)	(15%)	(13%)
AGGREGATES			
Colombia	0%	0%	(1%)
Panama	9%	9%	9%
Rest of CLH	(31%)	(31%)	(30%)

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia and Panama.

Countries in the Rest of CLH include Nicaragua and Guatemala.

Exchange rates

	January - March		January - March		First Quarter	
	2022 EoP	2021 EoP	2022 average	2021 average	2022 average	2021 average
Colombian peso	3,748.15	3,736.91	3,880.46	3,640.25	3,880.46	3,640.25
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	667.10	615.81	653.55	615.94	653.55	615.94
Euro	0.90	0.85	0.90	0.83	0.90	0.83

Amounts provided in units of local currency per US dollar.

Discontinued operations

On December 29, 2021, through certain subsidiaries, CLH signed agreements with affiliates of Cementos Progreso Holdings, S.L. for the joint sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 million subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities. CLH expects to finalize this transaction during the first half of 2022. As of March 31, 2022, and December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of "Assets held for sale" and "Liabilities directly related to assets held for sale", respectively. CLH's operations of these assets for the three-month periods ended March 31, 2022, and 2021 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

The following table presents condensed combined information of the Income Statements of CLH's discontinued operations, previously mentioned, in Costa Rica and El Salvador for the three-month periods ended March 31, 2022, and 2021:

INCOME STATEMENT

(Millions of U.S. dollars)	1Q22	1Q21
Sales	35.3	37.0
Cost of sales, operating expenses, and other expenses	(28.4)	(29.1)
Interest expense, net, and others	8.4	-
Profit before income tax	15.3	7.9
Income tax	(3.9)	(1.8)
Net income from discontinued operations	11.4	6.1
Net income noncontrolling interest	(0.1)	-
Net income controlling interest	**11.3**	**6.1**

Assets held for sale and related liabilities

As of March 31, 2022, and December 31, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Costa Rica and El Salvador, as mentioned above:

(Millions of U.S. dollars)	1Q22	4Q21
Current assets	30.8	26.2
Property, machinery and equipment, net	43.2	44.6
Goodwill and other non-current assets	255.5	263.8
Total assets of the disposal group	329.5	334.6
Current liabilities	29.8	27.7
Non-current liabilities	10.6	8.9
Total liabilities directly related to disposal group	40.4	36.6
Total net assets of disposal group	289.1	298.0

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring CLH's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures are investments incurred with the purpose of increasing CLH's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.